Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address

jgallant@graubard.com

January 20, 2015

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arowana Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 18, 2014
File No. 333-199591

Dear Ms. Ransom:

On behalf of our client Arowana Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 6, 2015, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Ms. Liz Walsh. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Principal Shareholders, page 73

1.	We note your response to comment 13 in our letter dated December 11, 2014. However, we note that only the initial shareholders named in the beneficial ownership table appear to be parties to the Share Escrow Agreement filed as Exhibit 10.3 to your registration statement, based on the preamble to such Agreement. Please confirm if the additional existing holders of shares of your common stock that are not identified in the beneficial ownership table will be parties to such Agreement and/or plan to purchase shares in the private offering.

The additional existing holders of ordinary shares of the Company that are not identified in the beneficial ownership table will be parties to the Share Escrow Agreement and will be purchasing units in the private offering. We have revised the Share Escrow Agreement to reflect the foregoing and have re-filed it as Exhibit 10.3 with Amendment No. 4.

Securities and Exchange Commission

January 20, 2015

Item 16. Exhibits and Financial Statement Schedules, page II-2 Exhibit 5.1

2.	We note your response to comment 20 in our letter dated December 11, 2014; however, we do not believe that the legal opinion has been revised accordingly. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

The legal opinion of Maples and Calder has  been revised as requested and such opinion has been re-filed as Exhibit 5.1 with Amendment No. 4.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Kevin T. Chin
Arowana Inc.